TRANSAKT CORP

March 7, 2006

United Sates Securities and Exchange Commission

Division of Corporate Finance

Attention: Mr. Larry Spirgel

Re:

TransAKT Corp.

Form 20-F for the year ended December 31, 2004

File No. 000-50392

Dear Sir:

We are writing in response to your questions issued in a letter on February 13, 2006.

1)

Disclose in a footnote the functional and reporting currencies you utilized in preparing your financial statements.  Also present prominently your reporting currency on the face of the financial statements.

We have noted the functional currency on the cover of the financial statements as well as on the heading on each page of the financial statements to comply.

2)

We have read and considered your response to comment 4 and the supplemental information provided in your letter dated February 3, 2006.  We object to the use of 30% discount to your share price in calculating the purchase price of IPM based on the guidance under paragraph 22 of SFAS 141.  As such please revise your 2004 Form 20-F accordingly and advise us.

We have revised our financial statements and supplemental disclosures under Canadian GAAP to comply.

If you have any questions please contact the undersigned at (403) 290-1744.

Thank you.

TRANSAKT CORP.

/s/ Riaz Sumar

Riaz Sumar

Chief Financial Officer

Suite 260, 1414 – 8th Street SW, Calgary, AB, T2R 1J6 Telephone (403) 290-1744 Fax (403) 266-5732